Exhibit 99.1

2017-12-11

PRESS RELEASE

Oasmia Pharmaceutical receives marketing approval for Paclical® in Kazakhstan

Uppsala, Sweden, December 11, 2017 – Oasmia Pharmaceutical AB (NASDAQ: OASM), a developer of a new generation of drugs within human and veterinary oncology, announced today that it has received marketing approval for Paclical in Kazakhstan. Paclical is the first water-soluble cancer drug with paclitaxel to receive a market authorization. Paclical will be sold through Hetero Group and is planned to be launched during the first half of 2018.

Paclical, which has the name Apealea in Europe, is a novel formulation of paclitaxel based on Oasmia’s proprietary XR17 technology. It was approved for treatment of epithelial ovarian cancer. XR17 is non-toxic and forms water soluble nanoparticles with paclitaxel.

“The relationship established this year with Hetero Group grows further according to our plan with this approval,” says Julian Aleksov, Executive Chairman at Oasmia Pharmaceutical. “We are pleased to see this expansion into Kazakhstan, a country that we are confident will benefit from an additional and high-quality treatment now made available to physicians and patients. We look forward to Hetero’s work in generating sales in the region, and most importantly to Paclical making a difference in the lives of patients and their families.”

For more information:

Julian Aleksov, Executive Chairman

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.30 CET on December 11, 2017.